3 Arava St., pob 1026

Airport City, Israel 7010000

November 14, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo, Branch Chief--Legal

Re:	My Size, Inc.
Registration Statement on Form S-3
Filed September 20, 2016 (File No. 333-213727)

Ladies and Gentlemen:

On behalf of My Size, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of October 11, 2016.

SEC Comment

General

1.	We note that you seek to register 141,428 shares of common stock issuable upon conversion of certain convertible notes. In the last paragraph on page 2 of the prospectus, you disclose that payment for these convertible notes has been received in the form of checks that will be cashed by October 2016. Please clarify why the checks have not been cashed and disclose any conditions that remain prior to cashing the checks. Also provide us with your analysis as to your eligibility to register the underlying common stock at this time if the investor is not irrevocably bound to purchase the securities. For guidance, please refer to Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that has removed the references to the shares issuable upon conversion of the convertible notes since it is no longer registering such shares on the registration statement.

Selling Stockholders, page 8

2.	Footnote 1 of the Selling Stockholder table indicates in the last sentence that a stockholder has provided the company with checks pursuant to a payment schedule under an assignment agreement with another shareholder. Please clarify your role in the transaction, including why you are receiving the payment for the shares.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that has removed the references to the shares issuable upon conversion of the convertible notes since it is no longer registering such shares on the registration statement.

Very Truly Yours,

Ronen Luzon

cc:	Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Andrea Cataneo, Sheppard, Mullin, Richter & Hampton LLP